

Mail Stop 4628

October 7, 2016

Yukio Uchida
Representative Director and President
JX Holdings Kabushiki Kaisha
1-2, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-8161
Japan

> **Re:** **JX Holdings Kabushiki Kaisha**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted September 26, 2016**
> **CIK No. 1452922**

Dear Mr. Uchida:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

How Will Shareholders with Less Than a Unit of Shares of Holdco be Treated after the Share Exchange?, page ii

1.   We note your response to prior comment 4 and we advise you that we are still evaluating your response.

The fairness opinions obtained by TonenGeneral are based primarily on financial information prepared under Japanese GAAP and, accordingly, U.S. investors should not place undue reliance on such fairness opinions, page 9

2.   While we note the discussion regarding the differences between Japanese GAAP and IFRS, it does not appear appropriate to the staff to indicate the U.S. investors should not place undue reliance on the fairness opinions "because they are based primarily on financial information prepared under Japanese GAAP." We note that TonenGeneral has been reporting under Japanese GAAP in its home jurisdiction where it also trades.

Unaudited Pro Forma Condensed Combined Financial Information, page 27

3.   You state that the pro forma financial statements were prepared on a three month lag in order to reflect the pro forma results using the audited results of the entities in the merger transaction. Provide us with an explanation for this statement and tell us how the periods for which you present pro forma financial statements are consistent with Rule 11-02(c) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 31

Note 2 – Estimate of Consideration Expected to be Transferred, page 32

4.   Your calculation of the estimated consideration to be transferred for the acquisition of TonenGeneral is based on the stock price of JX Holdings as of August 31, 2016. Revise this calculation to use the most recent stock price at the time of future submissions.

Note 4 – Pro Forma Statement of Financial Position Adjustments, page 33

5.   Your disclosure states that a detailed analysis of the merger implication on deferred tax assets and liabilities has not yet been carried out which could impact the recorded amount of deferred taxes resulting from the acquisition and the corresponding amount of goodwill. Revise to disclose when this analysis will be complete and explain how it is expected to impact your pro forma financial information.

Note 5 – Pro Forma Statement of Profit of Loss Adjustments, page 35

6.   Tell us why you do not appear to have included a pro forma adjustment for depreciation expense for acquired property, plant and equipment. If this type of adjustment was not deemed necessary because the majority of the pro forma step-up in basis for property, plant and equipment relates to land assets, provide us with a materiality analysis as part of your response. Alternatively, revise your pro forma statement of profit or loss as necessary to reflect an adjustment for additional depreciation expense. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X.

Opinion of TonenGeneral's Advisors, page 49

7.   We note that each of TonenGeneral's financial advisors disclose that each reviewed certain projections received from the management of TonenGeneral and JX Holdings, and certain alternate JX holdings projections as modified by the management of TonenGeneral. Please revise this document to disclose all material projections provided by JX Holdings and TonenGeneral to the other party or such other party's financial advisor.

Taxation, page 173

U.S. Federal Income Tax Consequences, page 175

The Share Exchange, page 176

8.   We note your response to prior comment 22. Please revise this section to disclose the information from your response about the certain transactions and actions that may take place after the share exchange and the merger that may affect whether the share exchange or integrated transaction qualify as a reorganization.

Management's Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings, page 119

Critical Accounting Policies and Estimates, page 127

Impairment of Non-Financial Assets, page 129

9.   We note the revised disclosure provided in response to prior comment 18. It does not appear that you have included a discussion of potential events that you reasonably expect could negatively affect the key assumptions used to estimate expected cash flows from your oil and gas assets. Please revise your disclosure accordingly.

Enforcement of Civil Liabilities, page 183

10.   You disclose having received certain advice from your Japanese counsel, Mori Hamada & Matsumoto. In this regard, you have listed in the exhibit index an exhibit 23.4 "Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1)." In the Exhibit 5 as filed, though, we could not locate any reference to this section being based on the opinion of counsel and counsel's consent to its name and opinion. Please revise your exhibit(s) to include the appropriate consent. See Item 101(g)(2) of Regulation S-K.

        You may contact Diane Fritz at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.   Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources